Exhibit 99.1

Phoenix New Media Announces Changes to Board of Directors

BEIJING, China, December 28, 2022 — Phoenix New Media Limited (“Phoenix New Media,” “ifeng” or the “Company”) (NYSE: FENG), a leading new media company in China, today announced that Mr. Qi Li has replaced Mr. Daguang He as a member of the board of directors (the “Board”) and compensation committee of the Company.

Mr. Daguang He resigned from the Board for personal reasons, effective as of December 28, 2022. Upon recommendation by the corporate governance and nominating committee of the Company, the Board resolved to appoint Mr. Qi Li as a director and member of the compensation committee to fill the position vacated by Mr. Daguang He, effective as of December 28, 2022.

Mr. Qi Li, aged 44, joined Phoenix TV Group in July 2021 and is in charge of its finance, investment and certain affiliates management matters. He had many years of working experience with People's Daily and had been in charge of the supervision of cultural and media enterprises. He joined People's Daily Online in December 2014 and had served as its chief financial officer and secretary of the board of directors, in charge of capital market, financial management, scientific research, technologies and Internet information service system construction. Mr. Li graduated from Wuhan Military Economic Institute.

Mr. Yusheng Sun, Chairman of Phoenix New Media stated, “We would like to express our gratitude to Mr. He for his service as a director and as a compensation committee member. We wish him the best in his future endeavors. We are also delighted to welcome Mr. Li to the Board. Mr. Li’s breadth of experience will be a valuable addition to our Board.”

About Phoenix New Media Limited

Phoenix New Media Limited (NYSE: FENG) is a leading new media company providing premium content on an integrated Internet platform, including PC and mobile, in China. Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, the Company enables consumers to access professional news and other quality information and share user-generated content on the Internet through their PCs and mobile devices. Phoenix New Media's platform includes its PC channel, consisting of ifeng.com website, which comprises interest-based verticals and interactive services; its mobile channel, consisting of mobile news applications, mobile video application, digital reading applications and mobile Internet website; and its operations with the telecom operators that provides mobile value-added services.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Phoenix New Media’s strategic and operational plans, contain forward-looking statements. Phoenix New Media may also make written or oral forward−looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20−F and 6−K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Phoenix New Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of online and mobile advertising, online video and mobile paid services markets in China; the Company’s reliance on online and mobile advertising for a majority of its total revenues; the Company’s expectations regarding demand for and market acceptance of its services; the Company’s expectations regarding maintaining and strengthening its relationships with advertisers, partners and customers; the Company’s investment plans and strategies; fluctuations in the Company’s quarterly operating results; the Company’s plans to enhance its user experience, infrastructure and services offerings; competition in its industry in China; relevant government policies and regulations relating to the Company; and the effects of the COVID-19 on the economy in China in general and on the Company’s business in particular. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F−1, as amended, and its annual reports on Form 20−F. All information provided in this press release and in the attachments is as of the date of this press release, and Phoenix New Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries please contact:

Phoenix New Media Limited

Muzi Guo

Email: investorrelations@ifeng.com